Exhibit 99.1

E-House (China) Holdings Limited Announces Proposed Offering of US$180 Million Convertible Senior Notes

SHANGHAI, December 10, 2013—E-House (China) Holdings Limited  (NYSE: EJ) (“E-House” or the “Company”), a leading real estate services company in China, today announced that it proposes to offer up to US$180 million in aggregate principal amount of convertible senior notes due 2018 (the “notes”), subject to market conditions. Credit Suisse Securities (USA) LLC is acting as the initial purchaser of the notes. The conversion rate and other terms of the notes have not been finalized and will be determined at the time of pricing of the offering.  The Company intends to grant to the initial purchaser a 30-day option to purchase up to an additional US$20 million principal amount of notes.  The notes will be convertible into the Company’s American Depositary Shares (“ADSs”) , each representing one ordinary share of E-House, par value US$0.001 per share (the “ordinary shares”), at the option of the holders, in integral multiples of US$1,000 principal amount and at any time prior to the close of business on the second business day immediately preceding the maturity date. Holders of the notes will have the right to require the Company to repurchase for cash all or part of their notes on December 15, 2016 or upon the occurrence of certain fundamental change.

The Company plans to use approximately US$20 million of the net proceeds from the offering for the repurchase of the Company’s ordinary shares and ADSs and approximately US$50 million of the net proceeds from the offering to pay the premium of the call option (defined below).  The remainder of the net proceeds of the offering will be used for general corporate purposes, including working capital needs and potential investments in or acquisitions of complementary businesses.

In connection with the offering, the Company intends to enter into a zero-strike call option (the “call option”) with an affiliate of the initial purchaser (the “option counterparty”). The call option is intended to facilitate privately negotiated transactions by which investors in the notes will hedge their investment in the notes.

The Company has been advised that, in connection with establishing its initial hedge of the call option, the option counterparty (or its affiliate) expects to enter into one or more derivative transactions with respect to the ADSs with purchasers of the notes concurrently with or after the pricing of the notes. This activity could increase (or reduce the size of any decrease in) the market price of the ADSs or the notes at that time. In addition, the option counterparty (or its affiliate) may modify its hedge position by entering into or unwinding one or more derivative transactions with respect to the ADSs and/or purchasing or selling ADSs or other securities of the Company in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and is likely to unwind its derivative transactions and/or purchase or sell ADSs in connection with any conversion of the notes at or shortly prior to the maturity of the notes). These activities could also cause an increase or avoid a decrease in the market price of the ADSs or the notes.

The notes, and the ADSs deliverable upon conversion of the notes, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act, and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the notes, ADSs or ordinary shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the company and management, as well as financial statements.

This press release contains information about the pending offering of the notes, and there can be no assurance that the offering will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

For further information, please contact:

In China:

Michelle Yuan

Director of Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-3073

E-mail: ej@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Phone: +1 (616) 551-9714

E-mail: ej@ogilvy.com